QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing January 15, 2004 through January 22, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press releases:

  —
  KPN sole owner of Wi-Fi-provider HubHop, dated January 15, 2004;

  —
  800 jobs to go at KPN's fixed division, dated January 22, 2004.

Press Release
Date
15 January 2004
Number
KPN sole owner of Wi-Fi-provider	001pe
HubHop

        With the takeover of the remaining 49% of the shares KPN has become the sole owner of Wi-Fi provider HubHop. In May last year KPN had already acquired a majority share (51%) in the company which is market leader in the exploitation of hotspots in the Netherlands. Hotspots offer a fast wireless Internet connection in a public environment.

KPN HotSpots

        KPN will market the HubHop hotspots under the name "KPN HotSpots". At the close of 2003 there were more than one hundred hotspots operational in the hotels and restaurants of the Van de Valk group, public libraries, in various bars and in a number of widely visited plazas. KPN intends to expand the number of hotspots to 650 locations this year.

New hotspot location at the Jaarbeurs in Utrecht

        The first expansion will be in the exhibition and congress centre in Utrecht, the Jaarbeurs. A contract has been signed this week. The Jaarbeurs complex, which pulls about 4.5 million visitors per year, will be fitted out with about 70 Access Points providing full wireless Internet coverage in all halls and in the entire Jaarbeurs conference centre from 1 April 2004. All visitors with their own laptop or PDA can then access the Internet using the high speed connection. Also eight Internet terminals will be placed.

        KPN expects that the various telecommunications techniques such as ADSL, GPRS, UMTS and Wi-Fi will increasingly be used in combinations. The takeover of the remaining HubHop shares fits in with KPN's mission to always provide the best connection for its customers, wherever they are. KPN will also sell access to its hotspots in conjunction with existing products. KPN's subsidiary Planet Internet offers access to hotspots in combination with an ADSL subscription. A trial is also underway in which the mobile product Internet Everywhere (GPRS) is being offered in a package in together with hotspot access.

Press Release
Date
22 January 2004
Number
800 jobs to go at	002pe
KPN's fixed division

        As a result of efficiency measures and the introduction of new technologies, approximately 800 jobs will be lost from within KPN's fixed network services division in 2004. The largest part of the reduction, approximately 500 jobs, will be realised through natural wastage. The bundling of marketing and sales activities at the head office results in some 300 compulsory redundancies.

        KPN considers improvements in efficiency and effectiveness to be essential now that the division's turnover is under continuing pressure due to the erosion of prices, increased competition and an increase in the number of people who only use a mobile phone. The works council and the unions have been consulted for advice.

        Provisions will be made with regard to the severance scheme in accordance with KPN's social plan. Costs amounting to approximately EURO 20 million are expected to fall in the first quarter of 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: January 23, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

QuickLinks

KPN sole owner of Wi-Fi-provider HubHop
800 jobs to go at KPN's fixed division
SIGNATURES